UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

ENGlobal Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

293306106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293306106

1	NAMES OF REPORTING PERSONS NGP Energy Technology Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 293306106

1	NAMES OF REPORTING PERSONS NGP ETP II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 293306106

1	NAMES OF REPORTING PERSONS Energy Technology Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 293306106

1	NAMES OF REPORTING PERSONS Philip J. Deutch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.

(a)	Name of Issuer: ENGlobal Corporation

(b)	Address of Issuer’s Principal Executive Offices: 654 North Sam Houston Parkway East, Suite 400, Houston, Texas 77060-5914

Item 2.

(a)

Name of Person Filing: NGP Energy Technology Partners II, L.P. (“NGP Energy Tech”), NGP ETP II, L.L.C. (“NGP GP”), Energy Technology Partners, L.L.C. (“ETP”) and Philip J. Deutch (“Deutch”). NGP GP is the general partner of NGP Energy Tech. ETP is the sole manager of NGP GP and Deutch is the sole member and manager of ETP. Each of NGP Energy Tech, NGP GP, ETP and Deutch may be referred to herein as a “Reporting Person.”

(b)	Address of Principal Business Office or, if none, Residence: The address and principal business office of each Reporting Person and is 1750 K Street NW, Suite 700, Washington, D.C. 20006.

(c)	Citizenship:

NGP Energy Tech is a limited partnership organized under the laws of the State of Delaware. NGP GP and ETP are limited liability companies organized under the laws of the state of Delaware. Deutch is a citizen of the United States.

(d)	Title of Class of Securities: Common Stock, par value $.001 per share

(e)	CUSIP Number: 293306106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c).

(b) ☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c) ☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f) ☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g) ☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)

    (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j) ☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 on the cover page(s) hereto.

(b)	Percent of class:

See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote

See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below each of the undersigned certifies that, to the best of such undersigned’s respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of each of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 19, 2021

NGP Energy Technology Partners II, L.P.

By:	NGP ETP II, L.L.C.
Its:	General Partner

By:	/s/ Philip J. Deutch
Name:	Philip J. Deutch
Title:	Authorized Member

NGP ETP II, L.L.C.

By:	/s/ Philip J. Deutch
Name:	Philip J. Deutch
Title:	Authorized Member

Energy Technology Partners, L.L.C.

By:	/s/ Philip J. Deutch
Name:	Philip J. Deutch
Title:	Sole Member and Manager

/s/ Philip J. Deutch
Philip J. Deutch